SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

401 N. Tryon Street, 10th Floor

Charlotte, NC 28202

(704) 904-1450

with a copy to

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 8, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

__________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 854305208	13D	Page 2

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 3

1	NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 4

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,029
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,029
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D	Page 5

Item 1. Security and Issuer.

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 13, 2017 (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.02 per share (the “Common Stock”), of Stanley Furniture Company, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As described below, the Reporting Persons will cease to be beneficial owners of 5% or more of the shares of Common Stock.

As previously reported, Mr. Putnam was appointed to the Board of Directors of the Company in January 2016 pursuant to the terms of an agreement between the Company, Hale Partnership Fund, LP (the “Hale Fund”) and the Fund (the “2016 Agreement”). On December 8, 2017, the Reporting Persons entered into a share purchase agreement with the Hale Fund and the Company (the “Share Purchase Agreement”) providing for the sale of the 740,896 shares of Common Stock of the Company held by the Fund to the Hale Fund at a purchase price of $0.98 per share, for an aggregate purchase price of $726,078.08. The sale of the shares of Common Stock is expected to occur within seven days after the date of the Share Purchase Agreement (the “Closing”).

Pursuant to the terms of the Share Purchase Agreement, effective upon the Closing, the Reporting Persons will cease to have any rights under the 2016 Agreement, with the exception of Mr. Putnam’s rights to all benefits, including with respect to compensation, expense reimbursements and indemnity provisions, as are provided to other members of the Company’s Board of Directors. Mr. Putnam intends to resign as a member of the Company’s Board of Directors effective upon the Closing.

Additionally, all 19,029 shares of restricted stock of the Company held by Mr. Putnam, which were granted to him by the Company in connection with his service as a director of the Company and were to vest on the day before the Company’s annual meeting at which directors are elected in 2019, will vest upon his resignation from the Company’s Board of Directors. The Company had granted 6,098 restricted shares and 12,931 restricted shares to Mr. Putnam on May 19, 2016 and May 25, 2017, respectively.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5 hereof is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

Item 7. Material to be Filed as Exhibits.

99.1	Share Purchase Agreement, dated as of December 8, 2017, between Hale Partnership Fund, L.P. and TALANTA Fund, L.P., TALANTA Investment Group, LLC, and Justyn R. Putnam and, for limited purposes, Stanley Furniture Company, Inc. (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2017).

CUSIP NO. 854305208	13D	Page 6

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: December 11, 2017

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM